SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

294766100

(CUSIP Number)

Fraser Atkinson
Mobiquity Investments Limited
19105 36th Avenue West
Suite 213
Lynnwood, WA 98036
(800) 262-1633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2010

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

          Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294766100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mobiquity Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 39-2076210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 822,031
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 822,031
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 3 of 5 Pages

SCHEDULE 13D

CUSIP No. 294766100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Versatile Systems Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 822,031
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 822,031
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 822,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.28%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 4 of 5 Pages

Item 1.   Security and Issuer.

          This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on October 5, 2009 by the Reporting Persons, as amended by Amendment No. 1, dated April 14, 2010 (the “Amended Schedule 13D”) with respect to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”). This Amendment No. 2 is being filed to amend or supplement Items 4 and 6 of the Amended Schedule 13D. Except as herein amended or supplemented all other information in the Amended Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 4.   Purpose of Transaction.

          The information set forth in Item 4 of the Amended Schedule 13D is hereby amended and supplemented as follows:

          As reported in the Amended Schedule 13D, the Reporting Persons and the Fund completed discussions pursuant to which the Fund had agreed to nominate Fraser Atkinson, Alessandro Benedetti, John Hardy and Bertrand des Pallieres as directors of the Fund (the “Nominees”) and to support the election of the Nominees at the Fund’s Annual Meeting on May 12, 2010. On May 20, 2010, the Fund reported that the Nominees were elected at the Fund’s Annual Meeting to serve on the Fund’s board of directors until the Fund’s 2011 Annual Meeting and until their respective successors have been duly elected and qualified or until their earlier resignation, death or removal.

          Other than as supplemented herein, the Reporting Persons continue to have the purposes and intentions as more fully set forth in the Amended Schedule 13D.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          See the discussion of the nomination and election as directors of the Nominees as referenced in Item 4 above.

CUSIP No. 294766100	13D/A	Page 5 of 5 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2010

MOBIQUITY INVESTMENTS LIMITED

By:	/s/ Fraser Atkinson
Name: Fraser Atkinson
Title: Chief Financial Officer

VERSATILE SYSTEMS INC.

By:	/s/ John Hardy
Name: John Hardy
Title: Chief Executive Officer